                                                       RULE NO. 424(b)(2)
                                                       REGISTRATION NO. 33-

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 31, 1996

                                 $150,000,000
                   [LOGO]  BANKERS TRUST NEW YORK CORPORATION
                7 1/4% SUBORDINATED NOTES DUE OCTOBER 15, 2011

                              ------------------

  Interest on the Offered Notes is payable by Bankers Trust New York Corporation (the "Corporation") semi-annually on April 15 and October 15 of each year, beginning April 15, 1997, and the Offered Notes will mature on October 15, 2011. The Offered Notes will be unsecured and subordinated as described herein under "Certain Terms of the Offered Notes--Subordination."

  The Offered Notes may not be redeemed prior to their maturity and are not subject to any sinking fund. Payment of the principal of the Offered Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of Debt Securities" in the Prospectus accompanying this Prospectus Supplement.

  The Offered Notes will be represented by Global Debt Securities registered in the name of the nominee of The Depository Trust Company, New York, New York ("DTC"), which will act as the Depository. Interests in the Offered Notes represented by Global Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Offered Notes in definitive form will not be issued. Settlement for the Offered Notes will be made in immediately available funds. The Offered Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Offered Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds or the equivalent. See "Certain Terms of the Offered Notes--Same-Day Settlement and Payment."

                              ------------------

  THE OFFERED NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS. ANY REPRESENTATION  TO THE  CONTRARY IS A  CRIMINAL
      OFFENSE.

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                          Underwriting
                                        Price to          Discounts and        Proceeds to
                                        Public(1)          Commissions      Corporation(1)(2)
---------------------------------------------------------------------------------------------
Per Offered Note                         99.184%              .750%              98.434%
---------------------------------------------------------------------------------------------
Total                                 $148,776,000         $1,125,000         $147,651,000
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 1. Plus accrued interest from October 22, 1996, if any.
 2. Before deduction of expenses payable by the Corporation estimated at $100,000.

                              ------------------

  The Offered Notes offered by the Underwriters are subject to prior sale, receipt and acceptance by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of the Offered Notes, in book entry form, will be made through the facilities of DTC on or about October 22, 1996 against payment in immediately available funds.

UBS SECURITIES
             CHASE SECURITIES INC.
                          BT SECURITIES CORPORATION
                                       DONALDSON, LUFKIN & JENRETTE
                                                   SECURITIES CORPORATION

October 17, 1996

                       BANKERS TRUST NEW YORK CORPORATION

GENERAL

  Bankers Trust New York Corporation (the "Corporation") is a bank holding company, incorporated under the laws of the State of New York in 1965. At September 30, 1996, the Corporation had consolidated total assets of $120.8 billion. The Corporation's principal banking subsidiary is Bankers Trust Company ("Bankers"). Bankers, founded in 1903, is among the largest commercial banks in New York City and the United States, based on consolidated total assets. The Corporation concentrates its financial and managerial resources on selected markets and services its clients by meeting their needs for financing, advisory, processing and sophisticated risk management solutions. The core organizational units of the Corporation are Investment Banking, Risk Management Services, Trading & Sales, Investment Management, Client Processing Services, Australia/New Zealand, Asia, Latin America and Corporate. Among the institutional market segments served are corporations, banks, other financial institutions, governments and agencies, retirement plans, not-for-profit organizations, wealthy individuals, foundations and private companies. Bankers originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services. Bankers provides a broad range of financial advisory services to its clients. It also engages in the proprietary trading of currencies, securities, derivatives and commodities.

  The Corporation is a legal entity separate and distinct from its subsidiaries, including Bankers. There are various legal limitations governing the extent to which the Corporation's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Corporation or certain of its other subsidiaries. The rights of the Corporation to participate in any distribution of assets of any subsidiary upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be a creditor of that subsidiary and its claims are recognized. Claims on the Corporation's subsidiaries by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities, trading liabilities, federal funds purchased, securities sold under repurchase agreements and commercial paper, as well as various other liabilities.

  The Corporation's principal executive offices are located at 130 Liberty Street, New York, New York 10006 and its telephone number is (212) 250-2500.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                                   NINE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                         ------------------------ -------------
                                         1991 1992 1993 1994 1995  1995   1996
                                         ---- ---- ---- ---- ---- ------ ------
      Excluding Interest on Deposits.... 1.40 1.44 1.71 1.28 1.05   1.02   1.21
      Including Interest on Deposits.... 1.22 1.28 1.48 1.21 1.03   1.02   1.16

  For purposes of computing these consolidated ratios, earnings represent income (loss) before income taxes, cumulative effects of accounting changes and equity in undistributed income of unconsolidated subsidiaries and affiliates, plus fixed charges excluding capitalized interest. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

CONSOLIDATED RESULTS OF OPERATIONS

  The Corporation earned $176 million, or $1.99 primary earnings per share, in the third quarter of 1996. The third quarter earnings improved from both the second quarter 1996 results of $151 million, or $1.67 primary earnings per share, and from the third quarter 1995 results of $155 million, or $1.72 primary earnings per share.

  Details with respect to the foregoing are set forth in the Corporation's Current Report on Form 8-K dated October 17, 1996, which is incorporated herein by reference.

          SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

  The following selected consolidated financial data at and for each of the three years ended December 31, 1995, have been derived from and are qualified in their entirety by the detailed financial information and consolidated financial statements of the Corporation included in its Annual Report on Form 10-K for the year ended December 31, 1995 ("Form 10-K") which is incorporated herein by reference.

  The consolidated financial data at and for the nine months ended September 30, 1995 and 1996 are unaudited but, in the opinion of management, all material adjustments necessary for a fair presentation of the Corporation's results of operations for such periods have been made. All such adjustments were of a normal recurring nature. The results for the nine months ended September 30, 1996, are not necessarily indicative of the results for the full year or any other interim period.

                               AT OR FOR THE            AT OR FOR THE
                                YEAR ENDED            NINE MONTHS ENDED
                               DECEMBER 31,             SEPTEMBER 30,
                          -------------------------  ---------------------
                           1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------
                             ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Condensed Consolidated
 Statement of Income:
 Interest revenue.......  $ 4,436  $ 5,030  $ 5,886  $ 4,429  $ 4,718
 Interest expense.......    3,122    3,858    5,069    3,821    4,014
                          -------  -------  -------  -------  -------
 Net interest revenue...    1,314    1,172      817      608      704
 Provision for credit
  losses................       93       25       31       21        5
                          -------  -------  -------  -------  -------
 Net interest revenue
  after provision for
  credit losses.........    1,221    1,147      786      587      699
 Noninterest revenue....    3,364    2,473    2,423    1,684    2,359
 Noninterest expenses...    3,035    2,751    2,898    2,140    2,395
                          -------  -------  -------  -------  -------
 Income before income
  taxes and cumulative
  effects of accounting
  changes...............    1,550      869      311      131      663
 Income taxes...........      480      254       96       42      198
                          -------  -------  -------  -------  -------
 Income before cumula-
  tive effects of ac-
  counting changes......    1,070      615      215       89      465
 Cumulative effects of
  accounting changes
  (1)...................      (75)     --        --       --       --
                          -------  -------  -------  -------  -------
 Net income.............  $   995  $   615  $   215  $    89  $   465
                          =======  =======  =======  =======  =======
 Net income applicable
  to common stock.......  $   972  $   587  $   164  $    53  $   428
                          =======  =======  =======  =======  =======
Per Common Share Data:
 Primary earnings per
  share
  Income before cumula-
   tive effects of ac-
   counting changes.....  $ 12.40  $  7.17  $  2.03  $   .66  $  5.19
  Net income............    11.51     7.17     2.03      .66     5.19
 Fully diluted earnings
  per share
  Income before cumula-
   tive effects of ac-
   counting changes.....    12.29     7.17     2.02      .65     5.16
  Net income............    11.41     7.17     2.02      .65     5.16
 Cash dividends de-
  clared................     3.24     3.70     4.00     3.00     3.00
  --as a percentage of
   net income (2).......       26%      52%     198%     462%      58%
 Book value (3).........  $ 51.90  $ 53.67  $ 50.58  $ 51.72  $ 53.11
Profitability Ratios:
 Return on average com-
  mon stockholders' eq-
  uity (2)..............    26.33%   13.48%    3.98%    1.72%   13.33%
 Return on average to-
  tal assets (2)........     1.25      .59      .20      .11      .53
Consolidated Balances,
 End of Period:
 Trading assets.........  $48,276  $47,514  $47,893  $50,364  $47,757
 Loans..................   15,200   12,501   12,633   12,786   15,264
 Total assets...........   92,082   97,016  104,002  103,949  120,847
 Deposits...............   22,776   24,939   25,708   24,157   28,672
 Securities sold under
  repurchase agree-
  ments.................   23,834   15,617   15,247   17,899   23,989
 Other short-term
  borrowings............   18,992   18,222   15,761   16,573   18,799
 Long-term debt.........    5,597    6,455    9,294    8,354   10,507
 Common stockholders'
  equity................    4,284    4,309    4,119    4,196    4,508
 Total stockholders'
  equity................    4,534    4,704    4,984    5,061    5,324
Consolidated Capital Ra-
 tios, End of Period:
 Common stockholders'
  equity to total as-
  sets..................      4.7%     4.4%     4.0%     4.0%     3.7%
 Total stockholders'
  equity to total as-
  sets..................      4.9      4.8      4.8      4.9      4.4
 Risk-based capital ra-
  tios (4)
   Tier 1 Capital.......      8.5      9.1      8.5      8.1      8.1
   Total Capital........     14.5     14.8     13.9     13.0     12.8
 Leverage Ratio.........      6.3      5.3      5.1      5.5      5.3
EMPLOYEES...............   13,571   14,529   14,069   13,808   14,863

-------
(1) The Corporation adopted the accounting standards for postretirement benefits other than pensions (SFAS 106) and postemployment benefits (SFAS
  112) effective January 1, 1993.
(2) These figures exclude the cumulative effects of accounting changes recorded in 1993.
(3) This calculation includes the effect of the vested portion of common shares issuable under deferred stock awards.
(4) At both December 31, 1994 and December 31, 1993, all three regulatory capital ratios excluded any benefit from the adoption of SFAS 115. Regulatory capital ratios at September 30, 1996, are preliminary.

                       CERTAIN TERMS OF THE OFFERED NOTES

GENERAL

  The Corporation's 7 1/4% Subordinated Notes due October 15, 2011 offered hereby (the "Offered Notes") will be limited to $150,000,000 aggregate principal amount and will mature on October 15, 2011. The Offered Notes may not be redeemed prior to stated maturity and are not entitled to any sinking fund. The Offered Notes will be issued pursuant to an Indenture, dated as of April 1, 1992, between the Corporation and Marine Midland Bank, as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture thereto, dated as of January 15, 1993, between the Corporation and the Trustee (collectively, the "Subordinated Indenture"). The Offered Notes will bear interest at the rate of 7 1/4% per annum from October 22, 1996, payable semi-annually on April 15 and October 15 in each year, beginning on April 15, 1997, to the persons in whose names the Offered Notes (or any predecessor Offered Notes) are registered at the close of business on the fifteenth day next preceding such interest payment date.

  The Offered Notes will be issued in fully registered form, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The paying agent, registrar and transfer agent for the Offered Notes will be the corporate trust department of Bankers in The City of New York.

  Reference should be made to the Prospectus for a description of other terms of the Offered Notes and the information contained herein concerning the Offered Notes is qualified by reference to the provisions of the Subordinated Indenture, including the definitions therein of certain terms. See "Description of Debt Securities." Defined terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.


BOOK-ENTRY SYSTEM

  The Offered Notes will be issued in the form of one or more fully registered Global Securities (collectively, the "Global Security"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depository for the Global Security (the "Depository"), and registered in the name of DTC's nominee. Transfers or exchanges of beneficial interests in the Global Security may be effected only through a participating member of DTC. Under certain limited circumstances Offered Notes may be issued in certificated form in exchange for the Global Security. See "Book-Entry Securities" in the Prospectus accompanying this Prospectus Supplement. In the event that Offered Notes are issued in certificated form, such Offered Notes may be transferred or exchanged at the offices described in the second following paragraph.

  Payment of principal of, and interest on, Offered Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Corporation, the Trustee, any Paying Agent or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  In the event that Offered Notes are issued in certificated form, principal and interest will be payable, the transfer of the Offered Notes will be registrable and Offered Notes will be exchangeable for Offered Notes bearing identical terms and provisions at the office of the agent of the Corporation in The City of New York designated for such purpose, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the person entitled thereto.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Offered Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds or the equivalent, so long as the Depository continues to make its Same-Day Funds Settlement System available to the Corporation.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Offered Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Offered Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Notes.

SUBORDINATION

  THE OFFERED NOTES WILL BE SUBJECT TO THE SUBORDINATION PROVISIONS AS SET FORTH IN THE SUBORDINATED INDENTURE AND DESCRIBED IN "DESCRIPTION OF DEBT SECURITIES--SUBORDINATION OF SUBORDINATED DEBT SECURITIES" IN THE PROSPECTUS, AS SUPPLEMENTED BELOW.

  For the purposes of the Offered Notes, "Existing Subordinated Indebtedness" means the Corporation's 7 1/8% Subordinated Notes due March 15, 2006, 7 1/2% Subordinated Notes due November 15, 2015, 7 1/8% Subordinated Notes due 2010, 7 1/2% Subordinated Notes due 2010, 6.00% Subordinated Notes due October 15, 2008, 7 3/8% Subordinated Notes due 2008, 7.50% Convertible Capital Securities due 2033, 7 5/8% Convertible Capital Securities due 2033, Subordinated LIBOR/CMT Floating Rate Debentures due 2003, Subordinated Floating Rate Notes due 2005, Subordinated Constant Maturity Treasury Floating Rate Debentures due 2003, 7.25% Subordinated Debentures due January 15, 2003, Subordinated Floating Rate Notes due 2002, 7 1/8% Subordinated Debentures due July 31, 2002, 8 1/8% Subordinated Debentures due May 15, 2002, 7.50% Subordinated Debentures due January 15, 2002, 9.00% Subordinated Debentures due August 1, 2001, 9.40% Subordinated Debentures due March 1, 2001, 9.50% Subordinated Debentures due June 14, 2000, Zero Coupon Subordinated Yen Notes due 1997-2004, Subordinated Floating Rate Notes due 2004, 9.20% Subordinated Capital Notes due July 15, 1999, Subordinated Money Market Capital Notes, Series A, B and C due 1999, 8% Subordinated Debentures due March 15, 1997, 8 1/8% Subordinated Notes due 2002, 8 1/4% Subordinated Notes due 2005 and Subordinated Yen Loan due 2005.

  As of June 30, 1996, Senior Indebtedness and Other Financial Obligations of the Corporation aggregated approximately $13 billion.

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Offered Notes but subordinate to other obligations of the Corporation, including obligations of the Corporation in respect of Other Financial Obligations.

                                    EXPERTS

  The consolidated financial statements of the Corporation for the year ended December 31, 1995, appearing in the Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated by reference in this Prospectus Supplement, the accompanying Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                           VALIDITY OF OFFERED NOTES

  The validity of the Offered Notes will be passed upon for the Corporation by Gordon S. Calder, Jr., Esq., a Managing Director and Counsel of Bankers, and for the Underwriters by White & Case, New York, New York. White & Case performs services for the Corporation from time to time. Mr. Calder has an interest in a number of shares equal to less than 0.02 percent of the Corporation's outstanding common stock.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated October 17, 1996, the Underwriters named below have severally agreed to purchase and the Corporation has agreed to sell to them, severally, the respective principal amounts of Offered Notes set forth below.

                                                                    PRINCIPAL
      NAME                                                            AMOUNT
      ----                                                         ------------
   UBS Securities LLC............................................. $ 50,000,000
   Chase Securities Inc. .........................................   50,000,000
   BT Securities Corporation......................................   25,000,000
   Donaldson, Lufkin & Jenrette Securities Corporation............   25,000,000
                                                                   ------------
       Total...................................................... $150,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent.

  The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Corporation currently has no intention to list the Offered Notes on any securities exchange, and there can be no assurance that there will be a secondary market for the Offered Notes. However, from time to time, the Underwriters may make a market in the Offered Notes.

  The Corporation has been advised by the Underwriters that the Underwriters propose to offer the Offered Notes to the public initially at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .45% of the principal amount of the Offered Notes; that the Underwriters and such dealers may reallow a discount not in excess of .25% of such principal amount on sales to certain other dealers; and that after the initial public offering the public offering price and concession and discount to dealers may be changed by the Underwriters.

  This Prospectus Supplement and the accompanying Prospectus may also be delivered in connection with sales of the Offered Notes by affiliates of the Corporation that have acquired such Offered Notes.

  Underwriters and certain of their associates and affiliates may be customers of (including borrowers from), engage in transactions with, and/or perform services for the Corporation and its subsidiaries (including Bankers) in the ordinary course of business.

  BT Securities Corporation is a wholly owned subsidiary of the Corporation. The underwriting arrangements for this offering comply with the requirements of Schedule E of the By-laws of the National Association of Securities Dealers, Inc. ("NASD") regarding an NASD member firm's underwriting securities of an affiliate.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Corporation since such date.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Bankers Trust New York Corporation......................................... S-2
Selected Consolidated Financial Data and Other Information................. S-3
Certain Terms of the Offered Notes......................................... S-4
Experts.................................................................... S-5
Validity of Offered Notes.................................................. S-5
Underwriting............................................................... S-6

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents
 by Reference..............................................................   2
Bankers Trust New York Corporation.........................................   3
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   4
Book-Entry Securities......................................................  11
United States Taxation.....................................................  12
Foreign Currency Risks.....................................................  12
Description of Series Preferred Stock......................................  14
Depositary Shares..........................................................  17
Description of the Corporation's Capital Stock.............................  19
Validity of Offered Securities.............................................  25
Experts....................................................................  25
Plan of Distribution.......................................................  25

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                                 $150,000,000


 [LOGO]                          BANKERS TRUST
                             NEW YORK CORPORATION

                7 1/4% SUBORDINATED NOTES DUE OCTOBER 15, 2011

                                  -----------

                             PROSPECTUS SUPPLEMENT
                               OCTOBER 17, 1996

                                  -----------

                                UBS SECURITIES

                             CHASE SECURITIES INC.

                           BT SECURITIES CORPORATION

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION


-------------------------------------------------------------------------------
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